REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 24, 2021, and the outcome:

Election of Directors

Director	Votes For	Votes Withheld	In Favour
Trace J. Arlaud	30,979,258	173,017	99.44
Rudi P. Fronk	31,064,693	87,582	99.72
Eliseo Gonzalez-Urien	30,612,838	539,437	98.27
Richard C. Kraus	30,807,709	344,566	98.89
Jay S. Layman	30,779,506	372,769	98.80
Melanie R. Miller	31,045,365	106,910	99.66
Clem A. Pelletier	31,098,948	53,327	99.83
John W. Sabine	23,465,927	7,686,348	75.33
Gary A. Sugar	30,769,251	383,024	98.77

Description of Other Matters Voted Upon	Outcome of Vote
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved
The authorization of the directors to fix the auditors remuneration.	Resolution approved

All resolutions were approved by a show of hands.

DATED at Toronto, Ontario on June 25, 2021.

SEABRIDGE GOLD INC.

Per: "C. Bruce Scott"

 C. Bruce Scott

 Vice President, General Counsel and Corporate Secretary

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

Telephone: 416-367-9292 www.seabridgegold.com